UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            FOAMEX INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    344123104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robert Stebbins
--------------------------------------------------------------------------------
                          Willkie Farr & Gallagher, LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 19, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
       240.13d-1(g), check the following box:   [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------               ---------------------------
CUSIP No.   344123104                                Page 2 of 11 Pages
--------------------------------------               ---------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sigma Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            TEMS 2(d) or 2(e)   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               2,300,000 (see Item 4)
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4% (see Item 4)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------               ---------------------------
CUSIP No.   344123104                                Page 3 of 11 Pages
--------------------------------------               ---------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sigma Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            TEMS 2(d) or 2(e)   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               2,300,000 (see Item 4)
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4% (see Item 4)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

--------------------------------------               ---------------------------
CUSIP No.   344123104                                Page 4 of 11 Pages
--------------------------------------               ---------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A.Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            TEMS 2(d) or 2(e)   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               2,300,000 (see Item 4)
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4% (see Item 4)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

     This Schedule 13D relates to the Common Stock, par value $0.01 per share, of Foamex International Inc., a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Issuer. Sigma Capital Associates, LLC, an Anguillan limited liability company ("Sigma Capital Associates"), holds 2,300,000 shares of Common Stock (the "Sigma Capital Associates Shares"). Pursuant to an investment agreement, Sigma Capital Management, LLC ("Sigma Capital Management") has investment and voting power with respect to the securities held by Sigma Capital Associates. Accordingly, Sigma Capital Management may be deemed to be a beneficial owner of the Sigma Capital Associates Shares covered by this statement for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Steven A. Cohen ("Mr. Cohen" and, together with Sigma Capital Associates and Sigma Capital Management, the "Sigma Reporting Persons") controls Sigma Capital Management. Accordingly, Mr. Cohen may be deemed to be a beneficial owner of the Sigma Capital Associates Shares for purposes of Rule 13d-3 under the Exchange Act. Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

Item 1.   Security and the Issuer

     This statement on Schedule 13D relates to the Common Stock of the Issuer, and is being filed pursuant to Rule 13d-1 under the Exchange Act. The Issuer's principal executive office is located at 1000 Columbia Avenue, Linwood PA 19061.

Item 2.   Identity and Background

     (a) This statement is filed on behalf of Sigma Capital Management, Sigma Capital Associates and Steven A. Cohen.

     (b) The address of the principal business office of (i) Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) Sigma Capital Management is 540 Madison Avenue, New York, New York 10022, and (iii) Sigma Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

     (c) Sigma Capital Associates is a private investment limited liability company. The principal business of Sigma Capital Management is to serve as investment manager to certain investment funds, including Sigma Capital Associates, and to control the investing and trading in securities of these investment funds. The principal business of Mr. Cohen is to act as the principal of certain investments managers, including Sigma Capital Management.

     (d) None of the Sigma Reporting Persons, nor, to the knowledge of the Sigma Reporting Persons, any of Sigma Capital Associates' or Sigma Capital Management's executive officers or members has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Sigma Reporting Persons, nor, to the knowledge of the Sigma Reporting Persons, any of Sigma Capital Associates' or Sigma Capital Management's executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Sigma Capital Management is a Delaware limited liability company. Sigma Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     Sigma Capital Associates expended an aggregate of approximately $1,474,647.30 of its investment capital to purchase the Sigma Capital Associates Shares. As of the date hereof, each of the Sigma Reporting Persons may, in the aggregate, be deemed to beneficially own all of the 2,300,000 Sigma Capital Associates Shares. All of the Sigma Capital Associates Shares were acquired in open market purchases on NASDAQ. The Sigma Capital Associates Shares were acquired through, and are held by Sigma Capital Associates in, a commingled margin account maintained at Goldman Sachs & Co., which may extend margin credit to the Sigma Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. Such margin account may from time to time have debit balances. Since other securities are held in such margin account, it is not possible to determine the amounts, if any, of margin used with respect to purchases the Sigma Capital Associates Shares.

Item 4.   Purpose of Transaction.

     The Sigma Capital Associates Shares were acquired by Sigma Capital Associates at the direction of Sigma Capital Management through open market purchases during the normal course of Sigma Capital Associates' investment activities.

     The Sigma Reporting Persons may maintain their investment at current levels or sell all or a part of their investment, or acquire additional shares of Common Stock, at any time. In any such case, the decision by the Sigma Reporting Persons would depend upon a continuing evaluation of the Issuer's business, prospects and financial condition, the market for shares of Common Stock, other investment opportunities available to the Sigma Reporting Persons, general economic conditions, stock market conditions, availability of funds and other factors and future developments that the Sigma Reporting Persons may deem relevant from time to time. As part of the Sigma Reporting Persons' continuing evaluation of, and preservation of the value of, their investment in Common Stock of the Issuer, the Sigma Reporting Persons may from time to time hold talks or discussions with, write letters to, and respond to inquiries from various parties, including, without limitation, the Issuer's board of directors, management or representatives, other shareholders and other persons or entities regarding the Issuer's affairs and strategic alternatives. Any acquisition or disposition of shares of Common Stock by the Sigma Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

     On September 19, 2005, the Issuer filed a voluntary petition under Chapter 11 to Title 11 of the United States Code. On December 23, 2005, the Issuer and certain subsidiaries filed a proposed joint plan of reorganization and accompanying disclosure statement with the Bankruptcy Court for the District of Delaware. In connection with the Issuer's Chapter 11 reorganization, the Sigma Reporting Persons may seek the appointment of an official committee of equity security holders of the Issuer, if necessary, to ensure that holders of common stock are adequately represented in the Chapter 11 reorganization. If such a committee is appointed, then the Sigma Reporting Persons may seek to become of member of the committee. In addition, the Sigma Reporting Persons may take such action they deem necessary to preserve the value of their investment in the Issuer through bankruptcy court action, litigation or other similar strategies.

     Except to the extent set forth above, or in any other Item hereof, the Sigma Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. However, the Sigma Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any such matters.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date of this Schedule 13D, each of the Sigma Reporting Persons may be deemed to beneficially own 2,300,000 shares of Common Stock. As of the date of this Schedule 13D, these shares of Common Stock represented 9.4% of the shares of Common Stock outstanding as reported in the Issuer's annual report on Form 10-K for the fiscal year ended January 1, 2006.

     (b) Each of the Sigma Reporting Persons shares voting and dispositive power over the Sigma Capital Associates Shares.

     (c) Information concerning transactions in the Common Stock effected by the Sigma Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated by reference. Except for the transactions by Sigma Capital Associates set forth on Exhibit A hereto, during the last sixty days there were no transactions in the Common Stock effected by the Sigma Reporting Persons, nor, to the best of the knowledge of Sigma Capital Management, any of Sigma Capital Management's executive officers or members. All of the transactions in Common Stock listed on Exhibit A hereto were effected in open market purchases on NASDAQ through various brokerage entities.

     (d) No person (other than the Sigma Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Sigma Capital Associates Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Sigma Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     By virtue of the relationships among the Sigma Reporting Persons, as described in Item 2, the Sigma Reporting Persons may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in a Schedule 13D or amendment hereto or thereto of any of the Sigma Reporting Persons, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

     Except as otherwise set forth herein, the SAC Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.   Material to be filed as Exhibits.

Exhibit A       A description of the transactions in the shares of Common Stock that may be deemed to be beneficially owned by the Sigma
                Reporting Persons which were effected during the past 60 days.

Exhibit B       Joint Filing Agreement, dated as of May 1, 2006, by and among the Sigma Reporting Persons.

                                   SIGNATURES


     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2006


SIGMA CAPITAL MANAGEMENT, LLC


By: /s/ Peter Nussbaum
    ------------------------------------------
Name:   Peter Nussbaum
Title:  Authorized Signatory


SIGMA CAPITAL ASSOCIATES, LLC


By: /s/ Peter Nussbaum
    ------------------------------------------
Name:   Peter Nussbaum
Title:  Authorized Signatory


STEVEN A. COHEN


By: /s/ Peter Nussbaum
    ------------------------------------------
Name:   Peter Nussbaum
Title:  Authorized Signatory